SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)

              4Kids Entertainment, Inc.
(Name of Issuer)

           Common Stock, $.01 par value
(Title of Class of Securities)

                      350865-10-1
(CUSIP Number)

Rory A. Greiss, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
                       (212) 836-8261
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                   November 18, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 350865-10-1	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alfred R. Kahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,600

	8	SHARED VOTING POWER 21,950

	9	SOLE DISPOSITIVE POWER 2,273,600

	10	SHARED DISPOSITIVE POWER 21,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%

14	TYPE OF REPORTING PERSON* IN

        * SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT TO SCHEDULE 13D

        This Amendment, dated January 9, 2004, to Schedule 13D is filed on behalf of Alfred R. Kahn and constitutes (i) Amendment No. 17 to the Schedule 13D filed on behalf of Mr. Kahn on March 21, 1988 and (ii) Amendment No. 18 to the Schedule 13D filed on behalf of Mr. Kahn, The Liquidating Trust for Lion Holdings, Inc. (the “Liquidating Trust”) and Owen Randall Rissman on February 22, 1991, in each case relating to the common stock, $.01 par value of 4Kids Entertainment, Inc., a New York corporation (in each case, the “Schedule 13D”).

        Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 1. SECURITY AND ISSUER.

        This statement relates to shares of the common stock, $.01 par value per share (the “Common Stock”), of 4Kids Entertainment, Inc., a New York corporation (the “Company”). The address of the principal executive office of the Company is 1414 Avenue of the Americas, New York, New York 10019.

        Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 2. IDENTITY AND BACKGROUND.

        (a)         Alfred R. Kahn

        (b)         Mr. Kahn’s business address is 1414 Avenue of the Americas, New York, New York 10019.

        (c)         Mr. Kahn is the Chairman and Chief Executive Officer of the Company.

        (d-e)     During the last five years, Mr. Kahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

        (f)         Mr. Kahn is a citizen of the United States.

        Item 3 of the Schedule 13D is hereby amended to add the following:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Company effected a three-for-two stock split for shareholders of record on April 15, 1999 and a two-for-one stock split for shareholders of record on September 1, 1999.

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        On the following dates, Mr. Kahn was granted options to acquire the following number of shares of Common Stock:

Date of Grant	Number of Shares
12/22/99	100,000
1/2/01	150,000
1/2/02	140,000
4/1/03	137,600

        On the following dates, Mr. Kahn used his personal funds to acquire shares of Common Stock through the exercise of stock options, and sold such shares of Common Stock in open market transactions at the corresponding market prices:

DATE	NUMBER OF SHARES	EXERCISE PRICE	MARKET PRICE
4/15/99	14,100	$0.4583	$10.3437
4/16/99	16,200	$0.4583	$10.2397
4/26/99	27,900	$0.4583	$10.3708
4/27/99	6,000	$0.4583	$10.5656
7/12/99	4,000	$0.4585	$15.0048
7/13/99	14,000	$0.4585	$15.1204
7/14/99	14,000	$0.4585	$14.8325
8/24/99	150,000	$0.4584	$33.5285
8/25/99	50,000	$0.4584	$32.5684
9/15/99	3,800	$0.4583	$35.9508
9/15/99	36,200	$1.2083	$35.9508
11/18/02	300,000	$1.8958	$24.63
11/18/03	300,000	$3.1042	$25.77

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the close of business on the date of this statement, Mr. Kahn may be deemed, pursuant to Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, to own beneficially 2,295,550 shares of Common Stock. Such shares constitute 15.3% of the 15,026,418 shares of Common Stock outstanding as of such date, calculated in accordance with Rule 13d-3. The shares beneficially owned include 1,217,600 shares of Common Stock which may be acquired by Mr. Kahn within 60 days through the exercise of stock options, over which Mr. Kahn would have sole voting and dispositive power if exercised. The shares beneficially owned also include 1,077,950 shares of Common Stock consisting of 1,056,000 shares held by Mr. Kahn for which Mr. Kahn has sole voting and dispositive power and an aggregate of 21,950 shares with respect to which Mr. Kahn disclaims beneficial ownership consisting of (i) 6,000 shares held by Mr. Kahn’s spouse and (ii) 15,950 shares held by Mr. Kahn c/f Cassidy Kahn under UGMA/NY. Mr. Kahn no longer has a reportable beneficial interest in the 45,000 shares of Common Stock owned by his adult children and included in his prior ownership reports.

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        To the best of the undersigned’s knowledge, Mr. Rissman may not be deemed, pursuant to Rule 13d-3, to beneficially own more than 5% of the 13,808,818 shares of Common Stock outstanding as of the close of business on the date of this statement.

        To the best of the undersigned’s knowledge, the Liquidating Trust may not be deemed, pursuant to Rule 13d-3, to beneficially own more than 5% of the 13,808,818 shares of Common Stock outstanding as of the close of business on the date of this statement.

        Item 5 of the Schedule 13D is hereby amended to add the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As previously reported, Mr. Kahn borrowed a total of $528,582 from Lion Holdings, Inc. (“Lion”), f/k/a Tiger Electronics, Inc. to finance his purchases of a total of 422,250 (split adjusted) shares of Common Stock, which loans were evidenced by a Collateral Promissory Note, dated as of March 11, 1991 (the “1991 Note”) and a Collateral Promissory Note dated as of the April 4, 1994 (the “1994 Note”). In connection with such loans, on March 11, 1991 Mr. Kahn executed an irrevocable proxy in favor of Lion with respect to all shares of Common Stock beneficially owned by him (the “Irrevocable Proxy”). Each of the 1991 Note, the 1994 Note and the Irrevocable Proxy were transferred to the Liquidating Trust on July 17, 1998. On April 29, 1999, Mr. Kahn repaid all amounts outstanding under the 1991 Note and the 1994 Note and the Irrevocable Proxy terminated in accordance with its terms.

        Mr. Kahn does not have any contracts, arrangements, understandings, or relationships with respect to securities of the Company other than as set forth in this Schedule 13D (as amended).

*************

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        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004

BY: /s/ Alfred R.Kahn —————————————— Alfred R.Kahn CEO and Chairman of the Board

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